Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350
Palo Alto, CA 94303

February 12, 2021

VIA EDGAR

Geoffrey Kruczek

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Pathfinder Acquisition Corporation

Amendments No. 1 and 2 to Registration Statement on Form S-1

Filed February 11, 2021

File No. 333-252498

Ladies and Gentlemen:

This letter sets forth responses of Pathfinder Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 11, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the exhibits to the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing an amendment to Part II of the Registration Statement and its exhibits referenced herein, which reflects these revisions. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendments No. 1 and 2 to Registration Statement on Form S-1 filed February 11, 2021

Exhibit 5.1

1.                  Staff’s comment: Please refer to paragraphs (a) and (b) on page 2 of Exhibit 5.1 It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumptions in those paragraphs, or delete them from its opinion.

Response: The Company acknowledges the Staff’s comment, and counsel to the Company has revised its opinion to clarify the basis for its assumptions.

Exhibit 5.2

2.                  Staff’s comment: Paragraph (i) refers to each unit consisting of 1/4 of a warrant, but the fee table and prospectus indicates that each unit includes 1/5 of a warrant. Please file a revised opinion or revise your fee table and prospectus. Also, it is inappropriate to assume that the “Documents . . . will be legal, valid, binding and enforceable,” as counsel does in paragraph 7 on page 3, given that counsel is to actually provide its opinion as to whether the units and warrants will constitute legal, valid and binding obligations of the registrant. Please file a revised opinion.

Response: The Company acknowledges the Staff’s comment, and counsel to the Company has revised its opinion to state that each unit includes 1/5 of a warrant.

With respect to the assumption at paragraph 7 on page 3 of the legal opinion of our Cayman counsel, we confirm that such assumption relates only to laws other than the laws of the Cayman Islands. As our counsel providing such opinion are Cayman Islands attorneys, they have advised us that they are only able to opine on matters of Cayman Islands law and as a result are unable to remove this assumption. We also respectfully note that the units and warrants to be registered pursuant to the Registration Statement are to be issued under the laws of the State of New York, and that the valid, binding and enforceable nature of our units and warrants under the laws of the State of New York are opined upon by Kirkland & Ellis LLP in its opinion filed as Exhibit 5.1 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Matthew R. Pacey at (713) 836-3786 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lance Taylor
Lance Taylor Chief Financial Officer

Via E-mail:

cc:	Matthew R. Pacey

Christian O. Nagler

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP